LION INDUSTRIES CORPORATION BERHAD (415-D)

A Member of The Lion Group

09047002

SUPPL

RECEIVED
2009 SEP 24 A 9:50
OFFICE OF INTERNATIONAL CORPORATE FINANCE

1 September 2009

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad

We enclose herewith a copy of the Financial Results Announcement dated 28 August 2009, re: Fourth Quarterly Report for the financial period ended 30 June 2009 for filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD

WONG PHOOI LIN
Secretary

c.c Ms Violet Pagan - The Bank of New York
ADR Department
101 Barclay Street, 22W
New York
NY 10286

dlw 9/30/09

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Fax: (603) 2162 3448

BURSA MALAYSIA

Form Version V3.0

Financial Results

Ownership transfer to LION INDUSTRIES CORPORATION/EDMS/KLSE on 28/08/2009 04:58:26 PM

Reference No LI-090828-149A0

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
Company name *	LION INDUSTRIES CORPORATION BERHAD
Stock name *	LIONIND
Stock code *	4235
Contact person *	Wong Phooi Lin
Designation *	Secretary

Part A1 : QUARTERLY REPORT

Financial Year End *	30/06/2009
Quarter *	○ 1 Qtr ○ 2 Qtr ○ 3 Qtr ● 4 Qtr ○ Other
Quarterly report for the financial period ended *	30/06/2009
The figures *	○ have been audited ● have not been audited

Please attach the full Quarterly Report here:

LICB-09Q4.xls

Remarks:

Currency	Malaysian Ringgit (MYR)

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
*** 30/06/2009**

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER *	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE *	PRECEDING YEAR CORRESPONDING PERIOD

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

28 AUG 2009

	30/06/2009 [dd/mm/yyyy] $$'000	30/06/2008 [dd/mm/yyyy] $$'000	30/06/2009 [dd/mm/yyyy] $$'000	30/06/2008 [dd/mm/yyyy] $$'000
1 Revenue	988,132	2,178,260	4,571,975	6,940,157
2 Profit/(loss) before tax	-67,511	486,995	-364,277	893,550
3 Profit/(loss) for the period	-71,689	459,982	-238,673	842,093
4 Profit/(loss) attributable to ordinary equity holders of the parent	-78,950	454,166	-276,871	844,205
5 Basic earnings/(loss) per share (Subunit)	-11.07	63.80	-38.84	119.01
6 Proposed/Declared dividend per share (Subunit)	1.00	1.00	1.00	1.00

	AS AT END OF CURRENT QUARTER*	AS AT PRECEDING FINANCIAL YEAR END
7 Net assets per share attributable to ordinary equity holders of the parent ($$)	3.8300	4.2400

Remarks :

Definition of Subunit:
In a currency system, there is usually a main unit (base) and subunit that is a fraction amount of the main unit.
Example for the subunit as follows:

Country	Base Unit	Subunit
Malaysia	Ringgit	Sen
United States	Dollar	Cent
United Kingdom	Pound	Pence

Part A3 : ADDITIONAL INFORMATION

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER*	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE*	PRECEDING YEAR CORRESPONDING PERIOD
	30/06/2009 [dd/mm/yyyy] $$'000	30/06/2008 [dd/mm/yyyy] $$'000	30/06/2009 [dd/mm/yyyy] $$'000	30/06/2008 [dd/mm/yyyy] $$'000
1 Gross interest income	6,435	14,238	28,106	34,282
2 Gross	28,655	21,344	109,518	122,037

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

28 AUG 2009

interest expense

Remarks :

Other Currency

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
*** 30/06/2009**

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER *	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE *	PRECEDING YEAR CORRESPONDING PERIOD
	[dd/mm/yyyy] $$'000	[dd/mm/yyyy] $$'000	[dd/mm/yyyy] $$'000	[dd/mm/yyyy] $$'000
1 Revenue				
2 Profit/(loss) before tax				
3 Profit/(loss) for the period				
4 Profit/(loss) attributable to ordinary equity holders of the parent				
5 Basic earnings/(loss) per share (Subunit)				
6 Proposed/Declared dividend per share (Subunit)				

	AS AT END OF CURRENT QUARTER*	AS AT PRECEDING FINANCIAL YEAR END
7 Net assets per share attributable to ordinary equity holders of the parent ($$)		

Remarks :

Definition of Subunit:
In a currency system, there is usually a main unit (base) and subunit that is a fraction amount of the main unit.
Example for the subunit as follows:

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

2 8 AUG 2009

Country	Base Unit	Subunit
Malaysia	Ringgit	Sen
United States	Dollar	Cent
United Kingdom	Pound	Pence

Part A3 : ADDITIONAL INFORMATION

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER*	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE*	PRECEDING YEAR CORRESPONDING PERIOD
	[dd/mm/yyyy]	[dd/mm/yyyy]	[dd/mm/yyyy]	[dd/mm/yyyy]
	$$'000	$$'000	$$'000	$$'000
1 Gross interest income				
2 Gross interest expense				

Remarks :

Note: The above information is for the Exchange internal use only.

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

28 AUG 2009

LION INDUSTRIES CORPORATION BERHAD

(Incorporated in Malaysia) (415-D)

Interim Report for the

Fourth Quarter Ended

30 June 2009

LION INDUSTRIES CORPORATION BERHAD (415-D)

(Incorporated in Malaysia)

Interim report for the fourth quarter ended 30 June 2009

(The figures have not been audited)

CONDENSED CONSOLIDATED INCOME STATEMENTS

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	Note	CURRENT YEAR QUARTER 30/6/2009 RM'000	PRECEDING YEAR CORRESPONDING QUARTER 30/6/2008 RM'000	CURRENT YEAR TO DATE 30/6/2009 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 30/6/2008 RM'000
Revenue		988,132	2,178,260	4,571,975	6,940,157
Operating expenses		(1,068,438)	(1,647,346)	(4,577,531)	(6,063,521)
Other operating income		15,933	-	15,933	22,615
(Loss)/Profit from operations		(64,373)	530,914	10,377	899,251
Finance costs		(28,655)	(21,344)	(109,518)	(122,037)
Share in results of associated companies		36,072	1,895	40,731	82,563
Income from other investments		6,435	14,238	28,106	34,282
Gain on disposal of shares in associated companies		-	25,609	-	102,808
Diminution in value of inventories		(31,571)	-	(471,571)	-
Impairment loss on investment in unquoted bonds		-	(64,317)	-	(103,317)
Negative goodwill arising from acquisition of a subsidiary company		14,581	-	137,598	-
(Loss)/Profit before taxation		(67,511)	486,995	(364,277)	893,550
Taxation	16	(4,178)	(27,013)	125,604	(51,457)
Net (loss)/profit for the period/year		(71,689)	459,982	(238,673)	842,093
Attributable to :					
- Equity holders of the parent		(78,950)	454,166	(276,871)	844,205
- Minority interests		7,261	5,816	38,198	(2,112)
Net (loss)/profit for the period/year		(71,689)	459,982	(238,673)	842,093
(Loss)/Earnings per share attributable to equity holders of the parent (sen) :					
- Basic	24	(11.07)	63.80	(38.84)	119.01
- Diluted	24	N/A	63.50	N/A	118.54

(The Condensed Consolidated Income Statements should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2008 and the accompanying explanatory notes attached to the interim financial statements)

LION INDUSTRIES CORPORATION BERHAD (415-D)
(Incorporated in Malaysia)

Interim report for the fourth quarter ended 30 June 2009
(The figures have not been audited)

CONDENSED CONSOLIDATED BALANCE SHEETS

	Note	AS AT END OF CURRENT QUARTER 30/6/2009 RM'000	AS AT PRECEDING FINANCIAL YEAR END 30/6/2008 RM'000
ASSETS			
Non-Current Assets			
Property, plant and equipment		1,731,311	1,450,732
Investment properties		68,079	69,151
Prepaid land lease payment		104,792	102,134
Land held for property development		35,374	35,559
Investment in associated companies		822,241	627,737
Long-term investments		91,292	146,323
Deferred tax assets		118,016	76,297
Intangible assets		130,443	130,797
		3,101,548	2,638,730
Current Assets			
Assets held for sale		183	422
Property development costs		51,571	56,812
Inventories		852,380	1,329,993
Short-term investments		8,782	60,063
Amount due by jointly controlled entity		13,061	13,220
Trade receivables		406,595	539,654
Other receivables		265,379	444,996
Deposits, cash and bank balances		733,389	636,709
		2,331,340	3,081,869
TOTAL ASSETS		**5,432,888**	**5,720,599**
EQUITY AND LIABILITIES			
Share capital		712,967	712,700
Reserves		2,015,476	2,306,923
Equity attributable to equity holders of the parent		2,728,443	3,019,623
Minority interests		333,669	195,199
Total equity		3,062,112	3,214,822
Non-Current Liabilities			
RCCPS		13,672	-
Long-term borrowings	20	611,541	865,981
LICB Bonds and USD Debts	20	58,467	62,535
Deferred tax liabilities		37,935	146,459
Deferred payables		8,736	774
		730,351	1,075,749
Current Liabilities			
Trade payables		310,885	393,884
Other payables		688,827	553,546
Short-term borrowings	20	630,213	459,812
LICB Bonds and USD Debts	20	5,104	13,750
Tax liabilities		5,396	9,036
		1,640,425	1,430,028
Total Liabilities		2,370,776	2,505,777
TOTAL EQUITY AND LIABILITIES		**5,432,888**	**5,720,599**
Net assets per share attributable to ordinary equity holders of the parent (RM)		3.83	4.24

(The Condensed Consolidated Balance Sheets should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2008 and the accompanying explanatory notes attached to the interim financial statements)

LION INDUSTRIES CORPORATION BERHAD (415-D)
(Incorporated in Malaysia)

Interim report for the fourth quarter ended 30 June 2009
(The figures have not been audited)

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	← Attributable to equity holders of the parent →						
	Share Capital RM'000	**Share Premium** RM'000	**Other Reserves** RM'000	**Retained Profits** RM'000	**Total** RM'000	**Minority Interests** RM'000	**Total Equity** RM'000
30 June 2009							
At 1 July 2008	712,700	525,452	27,058	1,754,413	3,019,623	195,199	3,214,822
Dividend paid for the financial year ended 30 June 2008	-	-	-	(5,347)	(5,347)	-	(5,347)
Share-based payments	-	1,789	5,108	-	6,897	-	6,897
Issue of shares	267	71	-	-	338	-	338
Acquisition of a subsidiary company	-	-	-	-	-	33,832	33,832
Translation difference on net equity of foreign subsidiaries and other movements	-	-	10,489	-	10,489	8,305	18,794
Effect of dilution on equity interest in a subsidiary company	-	-	-	(26,686)	(26,686)	58,135	31,449
Net loss for the year	-	-	-	(276,871)	(276,871)	38,198	(238,673)
At 30 June 2009	712,967	527,312	42,655	1,445,509	2,728,443	333,669	3,062,112
30 June 2008							
At 1 July 2007	705,555	518,927	27,843	889,917	2,142,242	195,995	2,338,237
Disposal of subsidiary company	-	-	1,150	-	1,150	(685)	465
Dividend paid for the financial year ended 30 June 2007	-	-	-	(5,182)	(5,182)	-	(5,182)
Share-based payments	-	4,474	1,170	-	5,644	353	5,997
Issue of shares	7,145	2,051	-	-	9,196	-	9,196
Translation difference on net equity of foreign subsidiaries and other movements	-	-	(3,105)	-	(3,105)	1,648	(1,457)
Effect of dilution on equity interest in associated companies	-	-	-	25,473	25,473	-	25,473
Net profit for the year	-	-	-	844,205	844,205	(2,112)	842,093
At 30 June 2008	712,700	525,452	27,058	1,754,413	3,019,623	195,199	3,214,822

(The Condensed Consolidated Statements of Changes In Equity should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2008 and the accompanying explanatory notes attached to the interim financial statements)

LION INDUSTRIES CORPORATION BERHAD (415-D)

(Incorporated in Malaysia)

Interim report for the fourth quarter ended 30 June 2009

(The figures have not been audited)

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS

	CURRENT YEAR TO DATE 30/6/2009 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 30/6/2008 RM'000
OPERATING ACTIVITIES		
(Loss)/Profit before taxation	(364,277)	893,550
Adjustments for:		
Non-cash items (mainly negative goodwill & depreciation)	(9,327)	153,589
Non-operating items (mainly associates' results & finance costs)	68,433	39,474
Operating (loss)/profit before changes in working capital	(305,171)	1,086,613
Changes in working capital :		
Net changes in current assets	940,255	(479,847)
Net changes in current liabilities	(104,077)	(80,572)
Others (mainly interest and tax paid)	(29,415)	(24,122)
	501,592	502,072
INVESTING ACTIVITIES		
Proceeds from disposal/redemption of investments and properties	46,790	87,348
Proceeds from disposal of shares in subsidiary/associated companies	-	458,001
Purchase of property, plant and equipment	(153,471)	(202,656)
Purchase of investment	(39,606)	(101,312)
Dividend received	30,983	4,137
Interest received	24,464	32,486
Acquisition of additional investment in a subsidiary company	-	441
Others	27,357	(739)
	(63,483)	277,706
FINANCING ACTIVITIES		
Issue of shares	2,064	9,196
Issue of shares by a subsidiary company	-	186
Repayment of BaIDS	(70,000)	(60,000)
Interest paid	(62,553)	(77,626)
Borrowings	(258,718)	(455,826)
Redemption/Repayment of LICB Bonds and USD Debts	(20,253)	(244,335)
(Increase)/Decrease in cash and cash equivalents - restricted	(134,545)	159,038
Dividend paid to shareholders	(5,347)	(5,182)
Others	40,715	(851)
	(508,637)	(675,400)
Net changes in cash & cash equivalents	(70,528)	104,378
Effects of exchange rate changes	1,651	(2,384)
Cash & cash equivalents at beginning of the year	335,172	233,178
Cash & cash equivalents at end of the year	266,295	335,172

(The Condensed Consolidated Cash Flow Statements should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2008 and the accompanying explanatory notes attached to the interim financial statements)

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

1. **Accounting policies and methods of computation**

The interim financial statements have been prepared in accordance with the Financial Reporting Standard ("FRS") 134: "Interim Financial Reporting" and paragraph 9.22 of the Listing Requirements of Bursa Malaysia Securities Berhad.

The interim financial statements should be read in conjunction with the audited financial statements of the Group for the financial year ended 30 June 2008. The explanatory notes attached to the interim financial statements provide an explanation of events and transactions that are significant to an understanding of the changes in the financial position and performance of the Group since the year ended 30 June 2008.

The significant accounting policies adopted are consistent with those of the audited financial statements for the financial year ended 30 June 2008.

Pursuant to the disposal of Sabah Forest Industries Sdn Bhd ("SFI") in 2007, Lion Forest Industries Berhad ("LFIB") had agreed to indemnify SFI and the purchaser in full for all losses, damages, liabilities, claims, costs and expenses which SFI and the purchaser may incur or sustain as a result of or arising from litigation suits where the cause of action arose was prior to the completion of the disposal of SFI.

On 27 February 2008, the Court of Appeal decided in favour of a timber contractor, UNP Plywood Sdn Bhd in respect of claims for the termination of contract for the extraction and sale of timber and ordered for damages to be assessed. SFI appealed against the decision of the Court of Appeal. The Federal Court heard the appeal on 29 July 2009 and reserved its judgement on a date to be fixed. LFIB has been advised by SFI's solicitors that SFI should have a high chance of success in its appeal.

Following from SFI's solicitors' advice, this interim financial statements have been prepared on the basis that SFI will not be held liable in respect of claims for termination of contracts for the extraction and sale of timber brought by third parties.

2. **Comments about seasonal or cyclical factors**

The Group's performance is not affected by any material seasonal or cyclical factors.

3. **Unusual items due to their nature, size or incidence**

There were no unusual items affecting assets, liabilities, equity, net income or cash flows during the financial year-to-date other than as disclosed in the interim report.

4. **Changes in estimates**

There were no changes in estimates that have had a material effect in the current quarter and financial year-to-date results.

5. **Debt and equity securities**

During the financial year-to-date, the issued and paid-up share capital of the Company was increased from RM712,699,965 to RM712,967,165 by the issuance of 73,200 new ordinary shares of RM1.00 each at an issue price of RM1.037 per share, 188,400 new ordinary shares of RM1.00 each at an issue price of RM1.33 per share and 5,600 new ordinary shares of RM1.00 each at an issue price of RM2.05 per share for cash pursuant to the Executive Share Option Scheme of the Company.

During the financial year-to-date, the Group has:

(i) partially redeemed its Bai' Bithaman Ajil Islamic Debt Securities ("BaIDS") amounting to RM70 million;
(ii) redeemed/repaid part of its LICB Bonds and USD Debts amounting to RM20.2 million; and
(iii) redeemed/repaid part of its SCB Bonds and USD Debts amounting to RM6.8 million. SCB Bonds and USD Debts represent zero-coupon redeemable secured Ringgit Malaysia denominated bonds and zero-coupon redeemable secured United States Dollar denominated debts issued by Silverstone Corporation Berhad ("SCB"), a subsidiary company of the Group.

Other than as disclosed above, there were no issuance, cancellation, repurchase, resale and repayment of debt and equity securities during the financial year-to-date.

6. **Dividends paid**

During the financial year-to-date, a first and final dividend of 1%, less tax, amounting to RM5.3 million in respect of the previous financial year ended 30 June 2008 was paid by the Company.

7. **Segmental information**

The Group's segmental report for the financial year-to-date was as follows :

	REVENUE			
	Total RM'000	Inter - Segment RM'000	External RM'000	Segment Results RM'000
Steel	3,980,843	(54,428)	3,926,415	(21,082)
Building materials	194,836	-	194,836	1,474
Property	30,216	-	30,216	5,158
Tyre	344,960	-	344,960	1,005
Others	75,548	-	75,548	28,753
	4,626,403	(54,428)	4,571,975	15,308
Unallocated costs				(4,931)
Profit from operations				10,377
Finance costs				(109,518)
Share in results of associated companies				40,731
Income from other investments				28,106
Diminution in value of inventories				(471,571)
Negative goodwill arising from acquisition of a subsidiary company				137,598
Loss before taxation				(364,277)

8. **Subsequent events**

Other than as disclosed in Note 19, there were no material events subsequent to the end of the current quarter.

9. **Changes in composition of the Group**

There were no material changes in the composition of the Group during the financial year-to-date except for the acquisition of 84.11% equity interest in Silverstone Corporation Berhad on 28 November 2008 by Lion Forest Industries Berhad, a subsidiary company of the Company.

The effects of the above acquisition on the financial results of the Group are as follows:

	CUMULATIVE QUARTER	
	CURRENT YEAR TO-DATE 30/6/2009 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 30/6/2008 RM'000
Revenue	242,416	-
Profit for the period	8,247	-
Negative goodwill arising from acquisition of a subsidiary company	137,598	-

The effects of the above acquisition on the financial position of the Group are as follows:

	AS AT END OF CURRENT QUARTER 30/6/2009 RM'000	AS AT DATE OF ACQUISITION RM'000
Non-current assets	451,098	467,695
Current assets	190,853	245,440
Current and deferred liabilities	(620,715)	(716,770)
	21,236	(3,635)
Minority interests	(13,102)	(33,314)
	8,134	(36,949)

10. Changes in contingent liabilities and contingent assets

There were no material changes in contingent liabilities or contingent assets since the last annual balance sheet date.

11. Performance review

For the financial year under review, the Group posted 34% lower revenue of RM4.6 billion compared to RM6.9 billion a year ago. Demand for steel products of the Group was adversely affected by the global economic slowdown. In line with the steep plunge in global steel prices, the Group had recognised a diminution in value of its steel inventories amounting to RM472 million.

The Group recognised a negative goodwill of RM138 million arising from the acquisition of Silverstone Corporation Berhad by its listed subsidiary, Lion Forest Industries Berhad.

After accounting for lower profit from the associated companies, lower finance costs and taxation, the Group registered a loss after tax of RM239 million for the financial year under review against a profit after tax of RM842 million a year ago.

12. Comment on material change in profit

	Revenue		(Loss)/Profit from operations	
	Current Quarter 30/6/2009 RM'000	Immediate Preceding Quarter 31/3/2009 RM'000	Current Quarter 30/6/2009 RM'000	Immediate Preceding Quarter 31/3/2009 RM'000
Steel	766,555	739,500	(90,314)	(259,725)
Tyre	140,479	116,634	16,407	3,683
Others	81,098	71,000	10,776	11,861
Unallocated costs	-	-	(1,242)	(1,521)
	988,132	927,134	(64,373)	(245,702)

Revenue of the Group for the quarter under review improved by 7% to RM988 million due to improved market sentiment.

On segmental basis, our steel division posted 4% higher revenue and a much lower operating loss largely due to improved margin on the back of higher steel prices, sales tonnage and lower production costs.

Meanwhile, the tyre division recorded a 20% higher revenue and a substantial increase in operating profit mainly attributable to better tyre demand and lower cost of raw material for the quarter.

Coupled with the positive contribution from the associated companies, the Group recorded a lower loss after taxation of RM72 million for the quarter under review compared to RM260 million in the immediate preceding quarter.

13. a) Prospects

Recent macro-economic indicators around the world are showing improved sentiment as the effect of the implementation of massive stimulus packages by governments of various countries begin to be felt. As such, the operating environment for the Group's businesses in both the domestic and overseas market in the next financial year will improve and the Group is expected to record better results.

b) Forecast or target previously announced

The disclosure requirements are not applicable for the current quarter and financial year-to-date.

14. Statement of the Board of Directors' opinion on achievement of forecast or target

The disclosure requirements are not applicable for the current quarter and financial year-to-date.

15. Profit forecast or profit guarantee

No profit forecast or profit guarantee was published.

16. Taxation

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER 30/6/2009	PRECEDING YEAR CORRESPONDING QUARTER 30/6/2008	CURRENT YEAR TO DATE 30/6/2009	PRECEDING YEAR CORRESPONDING PERIOD 30/6/2008
Taxation comprises :	RM'000	RM'000	RM'000	RM'000
In respect of current period:				
- income tax	4,956	12,124	10,609	36,516
- deferred tax	(426)	14,166	(117,116)	14,218
In respect of prior years:				
- income tax	(352)	723	2,054	723
- deferred tax	-	-	(21,151)	-
	4,178	27,013	(125,604)	51,457

The tax charged for the current period arose mainly from the profitable subsidiary companies of which profit cannot be set off against losses of other subsidiary companies within the Group for tax purpose.

The deferred tax was provided for the current quarter and financial year-to-date mainly in respect of tax credits.

17. Sale of unquoted investments and properties

There were no material sale of unquoted investments or properties for the current quarter and financial year-to-date.

18. Quoted securities

The Group's dealing in quoted securities for the current quarter and financial year-to-date are as follows:

	CURRENT QUARTER 30/6/2009	CURRENT YEAR TO DATE 30/6/2009
	RM'000	RM'000
Total sale proceeds	-	4
Total gain on disposal	-	-
Total purchase consideration	-	30,015

Details of investments in quoted securities (excluding investments in associated companies) as at the end of the reporting period were as follows:

	RM'000
At cost	89,339
At book value	32,662
At market value	32,667

19. Corporate proposals

The status of corporate proposals of Lion Forest Industries Berhad ("LFIB") is reported in the Interim Report of LFIB.

Other than the aforementioned, there were no corporate proposals pending completion at the date of this report.

20. Borrowings and debt securities

The Group's borrowings as at end of the reporting period were as follows :

	Short Term	Long Term	Total
	RM'000	RM'000	RM'000
Bank borrowings			
Secured	409,177	348,099	757,276
Unsecured	16,832	-	16,832
Secured			
BaIDS	90,000	240,000	330,000
SCB Bonds and USD Debts	114,204	23,442	137,646
	630,213	611,541	1,241,754
LICB Bonds and USD Debts			
Secured	5,104	58,467	63,571
	635,317	670,008	1,305,325

The Group's borrowings were denominated in the following currencies :	Foreign Currency '000	RM'000
- Ringgit Malaysia	-	867,557
- US Dollar	117,385	414,251
- Chinese Renminbi	45,691	23,517
		1,305,325

21. Off balance sheet financial instruments

There were no off balance sheet financial instruments at the date of this report.

22. Changes in material litigation

There were no changes in material litigation since the last annual balance sheet date.

23. Dividend proposed

The Board of Directors is recommending the payment of a first and final dividend of 1% less 25% taxation:

(a) i. Amount per share: 1 sen less 25% taxation ;
ii. Previous corresponding year : 1 sen per share less 25% taxation, amounting to RM5.3 million; and
iii. Total dividend for the current financial year: RM5.3 million (less 25% taxation).

(b) Payment date : To be announced later.

(c) Entitlement date : To be announced later.

24. (Loss)/Earnings per share ("EPS")

Basic

Basic EPS is calculated by dividing the net profit/(loss) for the period/year attributable to equity holders of the parent by the weighted average number of ordinary shares of the Company in issue during the financial period.

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER 30/6/2009	PRECEDING YEAR CORRESPONDING QUARTER 30/6/2008	CURRENT YEAR TO DATE 30/6/2009	PRECEDING YEAR CORRESPONDING PERIOD 30/6/2008
Net (loss)/profit attributable to equity holders of the parent (RM'000)	(78,950)	454,166	(276,871)	844,205
Weighted average number of ordinary shares in issue ('000)	712,929	711,815	712,903	709,386
Basic EPS (sen)	(11.07)	63.80	(38.84)	119.01

Diluted

For the purpose of calculating diluted EPS, the net profit/(loss) for the period/year attributable to equity holders of the parent and the weighted average number of ordinary shares in issue during the period have been adjusted for the dilutive effects of all potential ordinary shares, i.e. shares granted under the Executive Share Option Scheme ("ESOS").

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER 30/6/2009	PRECEDING YEAR CORRESPONDING QUARTER 30/6/2008	CURRENT YEAR TO DATE 30/6/2009	PRECEDING YEAR CORRESPONDING PERIOD 30/6/2008
Net (loss)/profit attributable to equity holders of the parent (RM'000)	(78,950)	454,166	(276,871)	844,205
Weighted average number of ordinary shares in issue ('000)	712,929	711,815	712,903	709,386
Effect of dilution ('000)	124	3,376	58	2,769
	713,053	715,191	712,961	712,155
Diluted EPS (sen)	N/A	63.50	N/A	118.54

25. Auditors' report on preceding annual financial statements

The auditors' report on the financial statements for the financial year ended 30 June 2008 was not qualified.

LION INDUSTRIES CORPORATION BERHAD (415-D)
(Incorporated in Malaysia)

Interim report for the fourth quarter ended 30 June 2009
(The figures have not been audited)

PROPOSED DIVESTMENT PROGRAMME ("PDP")

(i) Status of the Proposed Divestments

Assets to be Divested	PDP (Per GWRS)	Concluded Sales: Up to December 2008	Concluded Sales: Current Year (Jan-Dec 09) Current Quarter	Concluded Sales: Current Year (Jan-Dec 09) Year-To-Date	Sale Proceeds Received: Up to December 2008	Sale Proceeds Received: Current Year (Jan - Dec 09) Actual Received in Current Qtr	Sale Proceeds Received: Current Year (Jan - Dec 09) Actual Received in YTD	Sale Proceeds Received: Current Year (Jan - Dec 09) Projected to Dec 2009	Sale Proceeds Received: Current Year (Jan - Dec 09) Projected Full Year
	RM'million	RM'million	RM'million	RM'million	RM'million	RM'million	RM'million	RM'million	RM'million
By December 2002									
Unlisted shares in pharmaceutical company	2.0	2.0	-	-	2.0	-	-	-	-
Unlisted shares in automotive company	29.4	29.4	-	-	29.4	-	-	-	-
Listed shares in financial services company	2.5	2.5	-	-	2.5	-	-	-	-
	33.9								
By December 2003									
Shares in unlisted companies, industrial land, office block, factories and shoplots in Parade and shopping centre	174.3	174.3	-	-	174.3	-	-	-	-
By December 2004									
Shares in unlisted companies and shoplots in Parade and shopping centre **	45.4	13.1	-	-	13.1	-	-	-	-
By December 2005									
Shares in unlisted company, factories and apartment **	9.7	-	-	-	-	-	-	-	-
By December 2006									
Shares in unlisted companies, commercial land, residential land and shoplots in Parade and shopping centre **	278.0	74.0	-	-	74.0	2.6	2.6	-	2.6
Total	541.3	295.3	-	-	295.3	2.6	2.6	-	2.6

** The Group is actively looking for potential buyers for its assets/companies under the PDP. Where necessary, the Group will divest other assets which are not under the PDP to redeem/repay the LICB Bonds and USD Debts.

(ii) Transactions completed during the quarter

The disposal of shares in an unlisted associated company has been completed and the proceeds of RM2.6 million were received in the current quarter.

(iii) Utilisation of the divestment proceeds received

The divestment proceeds received were/will be used to redeem/repay the LICB Bonds and USD Debts.